April 9, 2012

JEFFREY VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mark P. Shuman, Legal Branch Chief Edwin Kim, Attorney-Advisor Ryan Rohn, Staff Accountant Stephen Krikorian, Accounting Branch Chief
Re:	Proofpoint, Inc. Registration Statement on Form S-1 Filed March 26, 2012 File No. 333-178479

Ladies and Gentlemen:

        On behalf of Proofpoint, Inc. (the "Company"), we are concurrently transmitting herewith Amendment No. 4 (the "Amendment") to the Registration Statement on Form S-1 (Registration No. 333-178479) originally filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on December 14, 2011 (the "Registration Statement"). In this letter, we respond to the comments of the staff of the Commission (the "Staff") contained in your letter dated April 6, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff's comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Amendment in paper format, marked to show changes from the Registration Statement filed on March 26, 2012.

Registration Statement on Form S-1

General

        1.     We note the information you provided in your supplemental response dated March 22, 2012. Please provide a discussion in your registration statement of each significant factor contributing to the difference between the estimated IPO price and the fair value determined once you have commenced your road show process.

        In response to the Staff's comments, the Company has provided additional disclosure on pages 72-73.

United States Securities and Exchange Commission
April 9, 2012

Table of Contents, page i

        2.     Please move the disclaimer that immediately follows the table of contents to a location after the risk factors.

        In response to the Staff's comments, the Company has moved the disclaimer to page 34.

  Recent Developments, page 4

        3.     We note you will provide a preliminary range of total revenue for the quarter ended March 31, 2012. Ensure the range that you provide is sufficiently narrow to be meaningful to investors. A single financial measure may be considered an incomplete picture of your results of operation or financial condition. In this regard, consider providing either an estimated quarterly net income or similar financial measures. If you provide a single financial measure, please expand your disclosures to provide appropriate narrative disclosures to put these amounts into context.

        In response to the Staff's comments, the Company has revised its disclosure on page 4 to provide additional disclosure with respect to operating loss. The Company also believes that the revenue range is sufficiently narrow to be meaningful to investors.

  Results of Operations

  Comparison of Years Ended December 31, 2010 and 2011, page 53

        4.     We note your revised disclosures in response to prior comment 3. Your disclosure on page 54 indicates that you added 36 personnel to your sales and marketing organization from 2010 to 2011 and further disclose on page 55, that you added 23 personnel to the sales and marketing organization from 2009 to 2010. This appears to represent a total of 59 personnel added to your sales and marketing organization during the two year period. Please reconcile these amounts to your disclosure on page 50, that your sales and marketing headcount increased from 120 employees as of January 1, 2009 to 155 employees as of December 31, 2011, which is an increase of 35 personnel.

        The Company agrees with the Staff that there was an increase of 36 personnel in our sales and marketing organization from 119 as of December 31, 2010 to 155 as of December 31, 2011, and an increase of 23 personnel in our sales and marketing organization from 96 as of December 31, 2009 to 119 as of December 31, 2010, representing an increase of 59 personnel over the two year period. However, the Company advises the Staff that during 2009, management actively engaged in sales performance management and reassessed its then current resources and related requirements within the sales and marketing organization. While the sales and marketing organization continued to hire 18 additional employees during 2009, there was a net decrease in employee headcount of 24 during 2009. The Company has revised its disclosure on page 51 to clarify this point.

United States Securities and Exchange Commission
April 9, 2012

        5.     Your disclosure on page 49 indicates that your operations and customer support headcount, which is recorded under cost of subscription revenue, increased from 30 employees as of January 1, 2009 to 66 employees as of December 31, 2011. Your disclosure on page 55 indicates that the primary increase in cost of subscription revenue for 2010 was due to the additional headcount of 14. Please tell us why the hiring of the remaining apparent 22 employees during 2011 did not have a material impact on your cost of subscription revenue in 2011, as headcount is not disclosed as a factor on page 53.

        The Company advises the Staff that the increase in headcount of 14 employees was the primary driver in its increase in cost of subscription revenue during 2010 and that the remaining increase in headcount of 22 employees is a result of an increase of 15 employees in 2009 and an increase of seven employees in 2011. The Company has revised its disclosure on page 54 to disclose the impact of the increase in headcount in 2011 on its cost of subscription revenue.

* * * * * * *

United States Securities and Exchange Commission
April 9, 2012

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,
FENWICK & WEST LLP
/s/ JEFFREY VETTER Jeffrey Vetter

Enclosures

cc:
Gary Steele, Chief Executive Officer
Paul Auvil, Chief Financial Officer
Michael T. Yang, Esq., General Counsel
 Proofpoint, Inc.

Matthew P. Quilter, Esq.
Niki Fang, Esq.
 Fenwick & West LLP

Stephane Berthier
 PricewaterhouseCoopers LLP

Robert G. Day, Esq.
 Wilson Sonsini Goodrich & Rosati, P.C.